UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QUANTUM SOLAR POWER CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

74766C102
(CUSIP Number)

J. ERIC TRYGG
PO Box 200,
Milner, B.C. V0X 1T0, Canada
(604) 290-3337
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766C102

1.	Names of Reporting Person: J. ERIC TRYGG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	26,250,000 shares of common stock

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	26,250,000 shares of common stock

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,250,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 15.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 74766C102

This Schedule 13D/A (Amendment No. 2) is being filed by J. Eric Trygg pursuant to Section 240.13d -2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person filed with the United States Securities and Exchange Commission on June 5, 2012, as amended June 20, 2012. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”) of Quantum Solar Power Corp. (the “Issuer”). The principal executive office of the Issuer is located at 300 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V63 2E9.

ITEM 2.IDENTITY AND BACKGROUND

J. ERIC TRYGG (the “Reporting Person”).

The business address of the Reporting Person is at PO Box 200, Milner B.C. V0X1T0 Canada.

The Reporting Person is a self-employed businessperson.

During the past five years, the Reporting Person has not been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Canada.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On March 9, 2011, the Reporting Person, in a private transaction with Kahala Financial Corp., directly acquired voting and dispositive power over 250,000 Shares.

On August 29, 2011, the Reporting Person, in a private transaction with Kahala Financial Corp., directly acquired voting and dispositive power over 750,000 Shares.

On November 4, 2011, the Reporting Person, in a private transaction with Lazarus Capital Corp., directly acquired voting and dispositive power over 250,000 Shares.

On April 23, 2012, the Reporting Person, in a private transaction with Moatcroft Limited, directly acquired voting and dispositive power over 1,250,000 Shares.

On May 23, 2012, the Reporting Person, indirectly acquired voting and dispositive power over the right to acquire 9,650,000 Shares when the Issuer closed escrow on an amended loan agreement with Foundation Freehold Ltd. (“Foundation”) granting the Issuer a loan in the principal amount of CDN $475,000 (USD $466,630) (the “Loan”), of which, CDN $193,000 (USD $189,599) has been released from escrow. At any time Foundation (indirectly the Reporting Person) may elect to receive Shares in exchange for any advanced portion of the principal or interest outstanding on the basis of one Share for each CDN $0.02 of indebtedness converted. The Issuer is required to pay 9% annual interest on the Loan from the day of the first advance. The Loan is payable on April 23, 2015.

CUSIP No. 74766C102

On June 19, 2012, CDN $150,000 (USD $147,357) was advanced to the Issuer in accordance with the terms of the Loan. As a result, the Reporting Person indirectly acquired voting and dispositive power over the right to acquire an additional 7,500,000 Shares. The remaining CDN $132,000 (USD $129,674) will be advanced on or before July 23, 2012.

On July 18, 2012, CDN $132,000 (USD $129,674) was advanced to the Issuer in accordance with the terms of the Loan. As a result, the Reporting Person indirectly acquired voting and dispositive power over the right to acquire an additional 6,600,000 Shares.

ITEM 4.PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The 250,000 Shares acquired on March 9, 2011, by the Reporting Person, in a private transaction with Kahala Financial Corp., were acquired for investment purposes.

The 750,000 Shares acquired on August 29, 2011, by the Reporting Person, in a private transaction with Kahala Financial Corp., were acquired for investment purposes.

The 250,000 Shares acquired on November 4, 2011, by the Reporting Person, in a private transaction with Lazarus Capital Corp., were acquired for investment purposes.

The 1,250,000 Shares acquired on April 23, 2012, by the Reporting Person, in a private transaction with Moatcroft Limited, were acquired for investment purposes.

The right to convert CDN $475,000 (USD $466,630) into 23,750,000 Shares, by Foundation Freehold Ltd. (indirectly the Reporting Person) was acquired for investment purposes.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)      the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)      any material change in the present capitalization or dividend policy of the Issuer;

(f)      any other material change in the Issuer’s business or corporate structure;

(g)      changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 74766C102

(i)      a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	2,500,000 (direct)(2) 23,750,000 (indirect)(3)	15.1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of June 19, 2012, there were 150,179,742 shares of common stock issued and outstanding.

(2)	Consists of 2,500,000 Shares held directly by the Reporting Person.

(3)	Consists of Foundation Freehold Ltd.’s (indirectly the Reporting Person’s) right to acquire up to 23,750,000 Shares.

CUSIP No. 74766C102

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him in his name, and the Shares (on exercise of conversion rights) held in the name of Foundation Freehold Ltd.

The Reporting Person has the sole power to dispose of or to direct the disposition of the Shares held by him in his name, and the Shares (on exercise of conversion rights) held in the name of Foundation Freehold Ltd.

(c)	Transactions Effected During the Past 60 Days:

Except for the transactions described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2012	By:	/s/ J. Eric Trygg
J. ERIC TRYGG